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                          February 19, 2021

       Humera Afzal
       Chief Financial Officer
       Membership Collective Group Inc.
       515 W. 20th Street
       New York, New York 10011

                                                        Re: Membership
Collective Group Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
18, 2021
                                                            CIK No. 0001846510

       Dear Ms. Afzal :

               Our initial review of your draft registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form.

             More specifically, your registration statement fails to include the financial statements for your most recent fiscal year required by Article 3 of Regulation S-X.

              We will provide more detailed comments relating to your draft registration statement following our review of a substantive amendment that addresses these deficiencies.

                                                        Please contact Ruairi
Regan at 202-551-3269 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Robert A. Ryan, Esq.